LETTER FROM YIDA INTERNATIONAL ACQUISITION LIMITED

Dear Stockholders of China Shengda Packaging Group Inc.:

On _______, 2015, Yida International Acquisition Limited, a Nevada company (“Merger Sub”), which is a wholly-owned subsidiary of Yida International Holdings Limited, a British Virgin Islands company, merged with and into China Shengda Packaging Group Inc. (“Shengda Packaging”) through a “short-form” merger. As a result of the merger, each of your shares of common stock, par value $0.001 per share, of Shengda Packaging (the “Shares”) was automatically cancelled and converted into the right to receive $7.25 in cash, without interest. The purposes of this letter and the Schedule 13E-3 Transaction Statement that accompanies this letter are to:

•	tell you more about the merger;
•	explain why we think that the $7.25 per Share in cash, without interest, that you will receive in the merger is fair consideration for your Shares; and
•	explain how to obtain payment for your Shares.

Neither you nor the board of directors of Shengda Packaging is being asked to approve the merger. Immediately prior to the effective date of the “short-form” merger, under Nevada law, Merger Sub will own a sufficient number of Shares to cause the merger to occur. After the merger, Merger Sub will be merged with and into Shengda Packaging with Shengda Packaging being the surviving entity. As a result of the merger, you will receive $7.25 in cash, without interest, for each Share that you own as of ______, 2015. Pursuant to Section 92A.390 of the Nevada Revised Statutes, stockholders of Shengda Packaging are not entitled to dissenter’s rights or other statutory rights of appraisal under Nevada law in connection with the merger.

Stockholders of record on the date the merger becomes effective will be mailed a Notice of Merger and a Letter of Transmittal. Stockholders receiving such documents should carefully read them. Detailed instructions for surrendering your stock certificates will be set forth in the Notice of Merger and a Letter of Transmittal. Please do not submit your stock certificates before you have received and carefully read these documents.

Following the completion of the merger, the Shares will be delisted from the NASDAQ Capital Market and deregistered under the Securities Exchange Act and Shengda Packaging and its affiliates will no longer be required to file annual reports and other periodic reports with the U.S. Securities and Exchange Commission. In addition, the merger will have applicable tax consequences for you, and you should consult with your tax adviser in order to understand fully how the merger will affect you.

Sincerely, Yida International Acquisition Limited By: _________________ Name: Nengbin Fang Title: Director